Alcon

For Immediate Release

Alcon’s Fourth Quarter
Sales Grow 13.7 Percent

HUNENBERG, Switzerland – February 11, 2004 – Alcon, Inc. (NYSE: ACL) reported global sales of $851.7 million for the fourth quarter of 2003, an increase of 13.7 percent over global sales in the fourth quarter of 2002, or 7.8 percent excluding the impact of foreign exchange fluctuations. Net earnings for the fourth quarter of 2003 increased 57.5 percent to $133.9 million, or $0.43 per share on a diluted basis, compared to $85.0 million, or $0.26 per share, for the fourth quarter of 2002.

        For the full year 2003, Alcon reported global sales of $3,406.9 million, an increase of 13.2 percent over global sales of $3,009.1 million for the full year 2002, or 9.0 percent excluding the impact of foreign exchange fluctuations. Net earnings for the full year 2003 increased 27.5 percent to $595.4 million, or $1.92 per share on a diluted basis, compared to $466.9 million, or $1.53 per share, for the full year 2002.

        Tim Sear, Chairman, President and Chief Executive Officer of Alcon, commented, “Our fourth quarter and full year results reflect the success we have had across all of our geographic regions and product lines. We continued to capitalize on our global infrastructure to grow operating profit and net earnings faster than sales. Alcon introduced an array of new products in 2003 that aided performance in 2003; and we believe they position us for continued growth in the years to come. This year we also expect to submit for approval several key pipeline products that may have the potential to expand the eye care market during the next decade.”

Fourth Quarter Earnings Analysis

        The major factors that led to the sharp increase in net earnings for the fourth quarter of 2003 compared to the fourth quarter of 2002 were a higher gross profit margin (69.8 percent versus 68.9 percent) and a modest 5.4 percent increase in selling, general and administrative expenses. The primary reason for the improvement in gross profit margin was that gross profit in the fourth quarter of 2002 was reduced by about $5.9 million as a result of inventory write-offs associated with the recall of the SKBM® microkeratome. Changes in product mix also contributed to the quarter-over-quarter improvement in gross profit margins. The 2002 SKBM® recall also increased selling, general and administrative expenses in the fourth quarter of 2002 by $14.1 million. Research and development expenses were $95.0 million (11.2 percent of sales) in the fourth quarter of 2003, $1.1 million lower than in the fourth quarter of 2002.

        During the fourth quarter of 2003, the Company completed the sale of its contact lens care manufacturing plant in Madrid, Spain. The sale resulted in a gain of $8.2 million before taxes.

        Operating profit for the fourth quarter of 2003 increased 67.2 percent over the same period in 2002. The Company’s effective tax rate was 31.3 percent for the fourth quarter of 2003 compared to 23.7 percent for last year’s fourth quarter; however, for the full year 2003, the effective tax rate was 30.6 percent compared to 31.1 percent for the full year 2002.

Fourth Quarter Sales Analysis

    U.S. sales totaled $413.6 million in the fourth quarter of 2003, an increase of 7.8 percent over U.S. sales of $383.8 million in the fourth quarter of 2002. The launch of CiproDex® otic suspension and continuing strong sales of glaucoma and allergy products contributed most of the sales growth in the U.S. Aided by a favorable currency environment, which accounted for 12.1 percentage points of growth, international sales grew 19.9 percent to $438.1 million in the fourth quarter of 2003, exceeding U.S. sales for the first time in the company’s history. In addition to the currency benefit, broadly spread growth in pharmaceutical sales also drove international sales higher. U.S. sales accounted for 48.6 percent of total sales in the fourth quarter of 2003, compared to 51.2 percent in the fourth quarter of 2002.

        Global pharmaceutical sales for the fourth quarter of 2003 rose 21.3 percent compared to the fourth quarter of 2002, or 16.1 percent excluding the impact of foreign exchange fluctuations. Travatan® ophthalmic solution sales rose 75.8 percent to $39.5 million in the fourth quarter of 2003. Other contributors to pharmaceutical growth were Azopt® ophthalmic solution outside the U.S., CiproDex® otic suspension in the U.S. and Patanol® ophthalmic solution on a global basis. Partially offsetting these positive factors was slower growth of TobraDex® ophthalmic solution, which continued to experience declining unit volumes in the U.S. as physicians migrate to fourth generation fluoroquinolones, including the Company’s Vigamox® ophthalmic solution, to treat and prevent eye infections.

        Global surgical sales for the fourth quarter of 2003 rose 10.7 percent compared to the fourth quarter of 2002, or 3.9 percent excluding the impact of foreign exchange fluctuations. The launch of AcrySof® Natural lens helped the Company’s intraocular lens business grow 14.9 percent over the fourth quarter of 2002. Infiniti™ vision system shipments also contributed to overall sales results for the Surgical Division. Refractive sales had a negative impact on surgical sales growth, as increased procedural revenues arising from the trend toward higher priced custom procedures were not sufficient to offset a decline in equipment purchases, especially outside the U.S.

        Global consumer eye care sales increased 7.1 percent in the fourth quarter of 2003 compared to the fourth quarter of 2002, or 2.6 percent excluding the impact of foreign exchange fluctuations. The primary contributor to consumer eye care sales growth was a 25.5 percent increase in sales of artificial tears products, bolstered by the continuing success of the Company’s new dry eye treatment, Systane™ lubricant eye drops.

Earnings Guidance

        Alcon’s management expects 2004 sales to be between $3,700 and $3,800 million and diluted earnings per share to be between $2.15 and $2.18. The lower end of the sales range does not include any significant currency impact. Sales and earnings growth are expected to be somewhat lower in 2004 than in 2003 because of the expiration of a patent on the ocular antibiotic, Ciloxan® ophthalmic solution, increases in marketing expenses in preparation for the expected launches of several major new products in 2005 and start up expenses associated with the transition of the Cork, Ireland manufacturing facility into a second intraocular lens manufacturing facility. The Company does not expect to realize any significant gains on the sale of assets in 2004.

Other Items

        Alcon announced that its board of directors will propose to shareholders a dividend of 0.72 Swiss francs, which will be voted on by shareholders at the Company’s annual meeting on April 27, 2004. The board of directors also approved the repurchase of up to an additional four million shares of the company’s outstanding common stock. The purpose of the share repurchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, the company will purchase shares in open market transactions.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)
	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Sales	$ 851.7	$ 749.2	$ 3,406.9	$ 3,009.1
Cost of goods sold	257.2	233.3	1,005.9	892.7

Gross profit	594.5	515.9	2,401.0	2,116.4
Selling, general and administrative	291.8	276.9	1,112.5	1,014.7
Research and development	95.0	96.1	349.9	323.5
Gain on sale of plant	(8.2)	--	(8.2)	--
Amortization of intangibles	16.4	23.6	67.4	74.5

Operating income	199.5	119.3	879.4	703.7
Other income (expense):
Gain (loss) from foreign	0.1	0.1	2.0	4.2
currency, net
Interest income	4.7	3.6	18.5	22.2
Interest expense	(9.2)	(11.6)	(41.8)	(53.8)
Other	(0.1)	--	--	1.2

Earnings before income taxes	195.0	111.4	858.1	677.5
Income taxes	61.1	26.4	262.7	210.6

Net earnings	$ 133.9	$ 85.0	$ 595.4	$ 466.9

Basic earnings per common share	$ 0.43	$ 0.26	$ 1.93	$ 1.54
Diluted earnings per common share	$ 0.43	$ 0.26	$ 1.92	$ 1.53
Basic weighted average common shares	307,932,269	307,683,243	307,934,623	301,482,834
Diluted weighted average common	311,988,600	309,442,415	310,812,399	302,511,780

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended December 31,
	2003	2002	% Growth	% Exchange Rate Impact	% Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 168.2	$ 151.5	11.0%	0.0%	11.0%
Surgical	186.6	178.9	4.3%	0.0%	4.3%
Consumer Eye Care	58.8	53.4	10.1%	0.0%	10.1%

Total United States	413.6	383.8	7.8%	0.0%	7.8%

International:
Pharmaceutical	133.4	97.1	37.4%	13.3%	24.1%
Surgical	239.9	206.3	16.3%	12.7%	3.6%
Consumer Eye Care	64.8	62.0	4.5%	8.4%	(3.9%)

Total International	438.1	365.4	19.9%	12.1%	7.8%

TOTAL SALES	$ 851.7	$ 749.2	13.7%	5.9%	7.8%

PRODUCT SALES
Infection/Inflammation Products	$ 129.3	111.0	16.5%
Glaucoma Products	117.7	92.5	27.2%
Allergy Products	46.5	37.6	23.7%
Otic Products	24.9	13.4	85.8%
Other Pharmaceuticals/Rebates	(16.8)	(5.9)	184.7%

Total Pharmaceuticals	301.6	248.6	21.3%

IOL's	135.9	118.3	14.9%
Cat/Vit Products	274.6	250.2	9.8%
Refractive Products	16.0	16.7	(4.2%)

Total Surgical	426.5	385.2	10.7%

Contact Lens Disinfectants	67.6	68.0	(0.6%)
Artificial Tears	30.0	23.9	25.5%
Other	26.0	23.5	10.6%

Total Consumer Eye Care	123.6	115.4	7.1%

TOTAL SALES	$ 851.7	$ 749.2	13.7%

        Constant currency sales growth calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices, over which the company has some control.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Year Ended December 31,
	2003	2002	% Growth	% Exchange Rate Impact	% Constant Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$ 813.3	$ 706.9	15.1%	0.0	15.1%
Surgical	713.8	678.3	5.2%	0.0	5.2%
Consumer Eye Care	258.8	247.4	4.6%	0.0	4.6%

Total United States	1,785.9	1,632.6	9.4%	0.0	9.4%

International:
Pharmaceutical	496.6	383.5	29.5%	8.8	20.7%
Surgical	872.1	760.2	14.7%	10.7	4.0%
Consumer Eye Care	252.3	232.8	8.4%	5.3	3.1%

Total International	1,621.0	1,376.5	17.8%	9.3	8.5%

TOTAL SALES	$ 3,406.9	$ 3,009.1	13.2%	4.2	9.0%

PRODUCT SALES
Infection/Inflammation Products	$ 517.9	$ 446.0	16.1%
Glaucoma Products	432.4	349.6	23.7%
Allergy Products	276.6	223.1	24.0%
Otic Products	122.9	89.7	37.0%
Other Pharmaceuticals/Rebates	(39.9)	(18.0)	121.7%

Total Pharmaceuticals	1,309.9	1,090.4	20.1%

IOL's	498.6	437.7	13.9%
Cat/Vit Products	1,017.0	927.0	9.7%
Refractive Products	70.3	73.8	(4.7%)

Total Surgical	1,585.9	1,438.5	10.2%

Contact Lens Disinfectants	282.2	275.1	2.6%
Artificial Tears	117.3	99.2	18.2%
Other	111.6	105.9	5.4%

Total Consumer Eye Care	511.1	480.2	6.4%

TOTAL SALES	$ 3,406.9	$ 3,009.1	13.2%

        Constant currency sales growth calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices, over which the company has some control.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	December 31, 2003	December 31 2002
Assets
Current assets:
Cash and cash equivalents	$ 1,086.0	$ 967.9
Investments	100.5	66.3
Trade receivables, net	622.8	547.5
Inventories	446.5	412.3
Deferred income tax assets	157.4	128.7
Other current assets	57.0	76.9

Total current assets	2,470.2	2,199.6

Property, plant and equipment, net	788.8	704.1
Intangible assets, net	331.5	392.8
Goodwill	552.1	549.8
Long term deferred income tax assets	118.8	90.1
Other assets	39.2	33.4

Total assets	$ 4,300.6	$ 3,969.8

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 146.1	$ 117.0
Short term borrowings	1,326.8	1,772.8
Current maturities of long term debt	8.5	23.1
Other current liabilities	751.6	659.4

Total current liabilities	2,233.0	2,572.3

Long term debt, net of current maturities	75.0	80.8
Long term deferred income tax liabilities	108.4	85.8
Other long term liabilities	292.7	256.6
Contingencies
Shareholders' equity
Common shares	42.5	42.5
Additional paid-in capital	512.0	508.5
Accumulated other comprehensive income/(loss)	135.8	(16.4)
Deferred compensation	(7.5)	(15.2)
Retained earnings	951.2	463.0

Treasury shares, at cost	(42.5)	(8.1)

Total shareholders' equity	1,591.5	974.3

Total liabilities and shareholders' equity	$ 4,300.6	$ 3,969.8

        Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestle, S.A., the world’s largest food company.

Caution Concerning Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “hope,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

_________________

         For information about Alcon, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058 or cell 817-723-5836
mary.dulle@alconlabs.com
www.alconinc.com